K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

October 17, 2019

VIA EDGAR
Mr. Jeffrey Foor
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	American Beacon Apollo Total Return Fund Registration Statement on Form N-2 (File Nos. 333-225559 and 811-23351)

Dear Mr. Foor:

The following are responses by and on behalf of the American Beacon Apollo Total Return Fund (“Registrant”) to the comments received from you by telephone on October 4, 2019 and October 10, 2019, regarding Post-Effective Amendment No. 1 (“PEA No. 1”) to the Registration Statement on Form N-2 (“Registration Statement”) for American Beacon Apollo Total Return Fund (the “Fund”), the sole series of the Registrant, which was filed with the Securities and Exchange Commission (“SEC”) on August 22, 2019.  Your comments and the Registrant’s responses are set forth below.  The Registrant believes that the responses below fully address all of the comments of the SEC staff (“Staff”).  Defined terms used but not defined herein have the respective meanings assigned to them in the Registration Statement.

Prospectus Summary — Principal Investment Strategies

1.
On page 2 of the “Principal Investment Strategies,” the Registrant states that the Sub-Advisor may selectively rely on proprietary origination, provided that the Fund will not originate loans in excess of 5% of the value of its total assets.  Please confirm that such originated loans will not be considered “assets that can be sold or disposed of in the ordinary course of business, at approximately the price at which the company has valued the investment, within a period equal to the period between a repurchase request deadline and the repurchase payment deadline,” or “assets that mature by the next repurchase payment deadline” for the purposes of Rule 23c-3(b)(10)(i).

The Registrant confirms that, to the extent the Fund originates loans, such originated loans will not be considered “assets that can be sold or disposed of in the ordinary course of business, at approximately the price at which the company has valued the investment, within a period equal to the period between a repurchase request deadline and the repurchase payment deadline,” or “assets that mature by the next repurchase payment deadline” for the purposes of Rule 23c-3(b)(10)(i).

Securities and Exchange Commission
October 17, 2019

Prospectus Summary — Risk Considerations (Page 4)

2.	Please summarize the risk disclosure in this section, in accordance with the Instruction to Form N-2, Item 3.2.

The Registrant believes that the level of detail included in this section is appropriate in light of the Fund’s investment strategies and risks and that it is consistent with the Instruction to Form N-2, Item 3.2.

3.
The Staff notes that the Risk Considerations are in alphabetical order.  Please consider reordering the risks to prioritize those that are most likely to adversely affect the Fund’s net asset value, yield and total return.  The Staff further notes that, after listing the most significant risks, the remaining risks may be alphabetized.

Item 8.3 of Form N-2 requires that a fund “concisely describe the risks associated with an investment in the [r]egistrant.”  Form N-2, Item 8.3.a further requires the disclosure of “the principal risk factors associated with investment in the [r]egistrant specifically as well as those factors generally associated with investment in a company with investment objective, investment policies, capital structure or trading markets similar to the [r]egistrant’s.”  The Registrant notes that Form N-2, Items 8.3 and 8.3.a do not prescribe the order in which a fund’s principal risk factors must be listed.  The Registrant believes that listing the Fund’s principal risks in alphabetical order is a straightforward approach that enables investors to easily identify the location of a particular risk factor and to compare them with the risks of investment in other funds.  Therefore, the Registrant respectfully declines to reorder the Fund’s principal risks so that they appear in order of significance rather than alphabetical order.

4.
In “Bank Loan Risk,” the Registrant states that bank loans typically have coupons that float above, or are adjusted periodically based on, a benchmark that reflects current interest rates, such as the London Interbank Offered Rate (“LIBOR”).  Will the loans that the Fund invests in pay interest based on LIBOR? If yes, please consider whether the expected discontinuation of LIBOR is a principal risk for the Fund. If you believe it is not, explain why. Please tailor any such principal risk disclosure to describe how the expected discontinuation of LIBOR could affect the Fund’s investments, including (1) if the Fund will invest in instruments that pay interest at floating rates based on LIBOR that do not include a fall-back provision that addresses how interest rates will be determined if LIBOR stops being published, how it will affect the liquidity of these investments; and (2) how the transition to any successor rate could impact the value of investments that reference LIBOR.  See SEC Staff Statement on LIBOR Transition (pub. avail. July 12, 2019).

The Fund’s investments in loans that pay interest based on LIBOR currently constitute a material portion of the Fund’s portfolio.  Therefore, the Fund has added “LIBOR Risk” as a principal risk of investing in the Fund.

Securities and Exchange Commission
October 17, 2019

5.
The Registrant includes “Convertible Securities Risk” as one of its Risk Considerations.  If investments in contingent convertible securities may be principal types of investments, please disclose that clearly and disclose the corresponding risks in the Risk Considerations section.

Contingent convertible securities are not principal investments for the Fund.  Therefore, the Registrant has not included additional disclosure in the Prospectus regarding the Fund’s strategies and risks with respect to contingent convertible securities.  Disclosure related to the Fund’s investments in contingent convertible securities is included in “Additional Investment Information and Risks” in the SAI.

Summary of Fund Expenses (Page 19)

6.	Footnote 1 includes a table that assumes there is no borrowing for leverage. Please clarify in Footnote 1 the Fund’s current use of leverage and intent with respect to leverage.

The Registrant has revised Footnote 1 as follows:

“The figures in this table are based on the assumption that the Fund raises additional proceeds resulting in average net assets of $35,000,000 and that the Fund borrows for investment purposes an amount equal to 11.11% of the Fund's net assets attributable to the Shares during that period.  If the Fund raises more or less than this amount, or uses higher or lower levels of borrowing, these figures would differ. The figures in the table assume that the Fund has borrowed for investment purposes because it is possible that the Fund may commence borrowing for investment purposes prior to its current expectations. To date, the Fund has not borrowed for investment purposes but maintains the intent to use leverage. At any time that the Fund does not have any leverage outstanding, its net expenses would be lower than what is reflected in the table. Assuming that the estimated Other Expenses and contractual fee waiver and/or expense reimbursement arrangements set forth above and explained in footnotes 5 and 7 do not change or are the same, in situations in which the Fund has no leverage outstanding, the annual fund operating expenses would be as follows….”

Investment Objectives, Strategies, and Risks (Page 22)

7.
On page 23, the Registrant states that, when the Sub-Advisor believes that a temporary defensive position is desirable, the Fund may invest its assets in cash or cash equivalents, and describes the types of investments the Fund may invest in while taking a temporary defensive position.  Please disclose that the Fund may not meet its investment objective if it takes such a position.

The Registrant has made the requested change.

Securities and Exchange Commission
October 17, 2019

8.
The Registrant discloses in “Summary of Fund Expenses” that the figures in the table are based on the assumption that the Fund borrows for investment purposes in an amount equal to approximately 11.11% of the Fund’s net assets.  Please confirm that the same assumption will be used to complete the “Effects of Leverage” section, or if this is not the case, please explain why not.

The Registrant confirms that the same assumption will be used to complete the “Effects of Leverage” section.

About Your Investment (Page 58)

9.	In the first sentence under “Waiver of Sales Charges,” please delete the words “such as” that precede the list of Shareholders and transactions. See Item 12(a)(2) of Form N-1A.

The Registrant has revised the disclosure by changing “such as” to “including” in the aforementioned sentence.

10.
In “Purchase Policies” on page 61, the Registrant discusses a requirement that purchase orders be received “in good order” by the Fund.  Please discuss supplementally what it means for a purchase to be received “in good order.”

The Registrant notes that the Fund considers a purchase order to be received “in good order” when the purchase order complies with applicable policies of the Fund set forth in the Prospectus.

Statement of Additional Information

11.
On page 36, the Registrant discloses that the Fund does not currently charge a repurchase fee, but may introduce at any time a repurchase fee of up to 2% on Shares accepted for repurchase by the Fund, subject to approval of the Board.  Please add a footnote to the “Summary of Fund Expenses” table indicating that the Fund is permitted to charge a repurchase fee at any time.

The referenced disclosure reflects the fact that Rule 23c-3 under the Investment Company Act of 1940, as amended, permits the deduction of a repurchase fee of up to 2% of repurchase proceeds.  However, the Registrant does not currently impose a repurchase fee and has no present intent to introduce such a fee.  Furthermore, the Registrant discloses that such a repurchase fee would be subject to the approval of the Board prior to its introduction.  Because the imposition of a repurchase fee would require Board approval and the Registrant has no present intent to introduce such a fee, the Registrant respectfully declines to add a footnote to the table.  The Registrant notes that this approach is consistent with Instruction 5 to Item 3 of Form N-2, which requires the

Securities and Exchange Commission
October 17, 2019

disclosure of shareholder transaction expenses (such as repurchase fees) only if “the [r]egistrant charges any other transaction fee…”

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If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9015 or Jennifer R. Gonzalez at (202) 778-9286.
Sincerely,

/s/ Kathy Kresch Ingber

Kathy Kresch Ingber

cc:          Rosemary Behan
Teresa Oxford
Peter Davidson
   American Beacon Advisors, Inc.

Jennifer R. Gonzalez
   K&L Gates LLP